Exhibit 11

Computation of Per Share Earnings

Net income	$11,292,000
Preferred dividends and discount	(178,000)
Net income available to common stockholders for the year ended December 31, 2008	$11,114,000
Weighted average common shares outstanding	16,299,078
Assumed incremental common shares issued upon exercise of stock options and common stock warrant	66,737
Weighted average common shares for diluted earnings per share	16,365,815
Earnings per common share – basic	$0.68
Earnings per common share – diluted	$0.68